Exhibit 14.1
AMENDMENT TO THE
GRUBB & ELLIS COMPANY
CODE OF BUSINESS CONDUCT AND ETHICS
This amendment to the Code of Business Conduct and Ethics of Grubb & Ellis Company is made and shall be effective as of the 25th day of January, 2008.
The following language shall be added to the end of Section 5, “Corporate Opportunities”:
“Notwithstanding the above, a director who is not an officer or employee of the Company (“Non-Management Director”) may pursue any business opportunity without written approval if the Non-Management Director did not become aware of such opportunity through the use of Company information, the use of Company property, or his or her position as a director of the Company.
If a Non-Management Director pursues such an opportunity and the Company later manifests an interest in the same opportunity, the Non-Management Director must disclose his or her interest in such opportunity to the Board of Directors and recuse himself or herself from any Company action related to that opportunity.”